September 7, 2016

VIA EDGAR

Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	Patterson Companies, Inc.
Form 10-K for Fiscal Year Ended April 30, 2016
Filed June 29, 2016
File No. 000-20572

Dear Mr. Decker:

On behalf of Patterson Companies, Inc. (the “Company”), I am writing in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 23, 2016. Our responses follow the questions included in your letter.

Form 10-K for Fiscal Year Ended April 30, 2016.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

COMMENT 1.	Your disclosure under Note 14, Segment and Geographic Data, on page 59 indicates that you evaluate segment performance based on operating income. Please expand your discussion in future filings to describe the underlying drivers for the changes in the operating income between reporting periods for each of your segments. If there are multiple drivers that are responsible for the changes in segment results, please discuss and quantify the effect for each driver that you have identified. Please provide your proposed revisions to the discussion of your results of operations for your segments for fiscal year 2016 as compared to fiscal year 2015 in your response.

Rufus Decker

September 7, 2016

RESPONSE 1.	The Company will expand its discussion in future filings to describe and quantify the underlying drivers for the changes in operating income between reporting periods for each of its segments. Proposed revisions to such discussion comparing fiscal year 2016 to fiscal year 2015 results appears at Exhibit A to this response letter.

Form 8-K Filed May 26, 2016

COMMENT 2.	You present sales and change in sales on a constant currency basis. Please disclose in future filings the process for calculating the constant currency amounts presented. Refer to Non-GAAP C&DI 104.06 at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please provide us your proposed disclosures.

RESPONSE 2.	The Company will disclose in future filings the process for calculating constant currency amounts. Proposed disclosure appears at Exhibit B to this response letter.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (651) 686-1776, Les B. Korsh, our general counsel, at (651) 681-3751, or Brett D. Anderson of Briggs and Morgan, P.A., our outside counsel, at (612) 977-8417.

Sincerely,

/s/ Ann B. Gugino
Ann B. Gugino
Executive Vice President, Chief Financial
Officer and Treasurer (Principal Financial Officer and Accounting Officer)
Patterson Companies, Inc.

EXHIBIT A

Operating Income from Continuing Operations. Operating income from continuing operations was $347.7 million, or 6.5% of net sales, in fiscal 2016, compared to $304.6 million, or 7.8% of sales, in fiscal 2015. The $43.1 million increase in operating income from continuing operations was driven primarily by the Animal Health International, Inc. acquisition. The decrease in operating income as a percent of net sales was mainly due to the inclusion of results of Animal Health International, Inc. and transaction-related costs.

Dental segment operating income from continuing operations was $312.2 million in fiscal 2016, an increase of $11.8 million from fiscal 2015. The increase was driven primarily by the 2.5% increase in net sales.

Animal Health segment operating income from continuing operations was $94.3 million in fiscal 2016, an increase of $37.6 million from fiscal 2015. The increase was driven primarily by the Animal Health International, Inc. acquisition in fiscal 2016, which contributed $37.2 million of operating income from continuing operations.

Corporate segment operating loss from continuing operations was $58.8 million in fiscal 2016, an increase of $6.3 million from fiscal 2015. The change was driven primarily by $13.7 million of transaction costs incurred in fiscal 2016 in connection with the Animal Health International, Inc. acquisition, partially offset by the operating income associated with the $8.5 million increase in net sales related to our customer financing programs.

EXHIBIT B

The term constant currency represents net sales adjusted to exclude foreign currency impacts. Foreign currency impact represents the difference in results that is attributable to fluctuations in currency exchange rates the company uses to convert results for all foreign entities where the functional currency is not the U.S. dollar. The company calculates the impact as the difference between the current period results translated using the current period currency exchange rates and using the comparable prior period’s currency exchange rates. The company believes the disclosure of net sales changes in constant currency provides useful supplementary information to investors in light of significant fluctuations in currency rates.